UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . 2.50

SEC FILE NUMBER 005-38275

CUSIP NUMBER 233912104

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Daily Journal Corporation
Full Name of Registrant

Former Name if Applicable

915 East First Street
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90012
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Daily Journal Corporation (the “Company”) will be unable to file its Form 10-Q for the fiscal quarter ended June 30, 2014 within the prescribed time frame because the Company has been focusing on first completing its late quarterly reports on Form 10-Q for the fiscal quarters ended December 31, 2013 and March 31, 2014, and having those reports reviewed by the Company’s new independent registered public accounting firm, BDO USA, LLP.

The Company expects to make its two late Form 10-Q filings later this week. The Company is also working diligently to complete its Form 10-Q for the fiscal quarter ended June 30, 2014, with an intention of filing it no later than August 18, 2014. Once all three Form 10-Q filings have been made, the Company expects to be current in its periodic filings.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gerald L. Salzman	213	229-5300
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☐     No  ☒

Form 10-Q for the fiscal quarter ended March 31, 2014

Form 10-Q for the fiscal quarter ended December 31, 2013

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☐     No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Daily Journal Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 11, 2014		/s/ Gerald L. Salzman
		By:	Gerald L. Salzman
President, Chief Executive Officer, Chief Financial Officer, Treasurer and Assistant Secretary